PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

DATED MAY 3, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

PARKS! AMERICA, INC.

(Name of Registrant as Specified in Its Charter)

FOCUSED COMPOUNDING FUND, LP
FOCUSED COMPOUNDING CAPITAL MANAGEMENT, LLC

GEOFFREY GANNON

ANDREW KUHN

JACOB MCDONOUGH

RALPH MOLINA

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required
☐	Fee paid previously with preliminary materials
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

DATED MAY 3, 2024

FOCUSED COMPOUNDING FUND, LP

[●], 2024

Dear Fellow Shareholders:

Focused Compounding Fund, LP, a Delaware limited partnership (“Focused Compounding” or “we”) is the largest shareholder of Parks! America, Inc., a Nevada corporation (“Parks!” or the “Company”). We beneficially own 29,110,150 shares of the Company’s common stock, $0.001 par value per share (the “Common Stock”), representing approximately 38.44% of the issued and outstanding Common Stock.

Focused Compounding, together with Focused Compounding Capital Management, LLC, and the nominees named herein (the “Focused Compounding Group,” each member of which is a “Participant,” together the “Participants”), seeks your support at the Company’s upcoming annual meeting of shareholders on Thursday, June 6, 2024 at 10:00 a.m. Eastern Time (the “Annual Meeting”). The Company has disclosed that the Annual Meeting will be held virtually via live audio webcast at www.cesonlineservices.com/prka24_vm. You may only participate in the virtual meeting by registering in advance at www.cesonlineservices.com/prka24_vm prior to the deadline of 10:00 a.m. Eastern Time on June 4, 2024. We need your vote to elect Focused Compounding’s four (4) highly qualified nominees to the Company’s board of directors (the “Board”). The Board needs to be meaningfully reconstituted to help ensure that the Company is being effectively run to maximize shareholder value.

We are seeking to add four (4) independent, highly qualified directors, committed to value creation and serving the best interests of all shareholders from the Board level. Our opinion is that, despite the efforts of the current Board and management, the Company’s stock price, results of operations, and financial condition have for years fallen short of the potential we believe Parks! has. We note that prior to disclosure of our current level of investment at the end of 2023, the Company’s stock price was at its lowest level in years.

The Company’s shareholders will benefit from a new Board majority. Fundamentally, we believe in good corporate governance, and as a result, we believe directors of public companies should be elected. Half of Parks!’ current six (6) Board members on the Company’s seven (7) seat Board are unelected. It is hard to believe, but the Company last held a shareholder’s meeting on October 19, 2010—14 YEARS AGO. The Company’s current chief executive was appointed by an unelected majority, and we plan to work with the Board to find a new, committed chief executive if all four (4) of our nominees are elected at the Annual Meeting as the new Board majority.

In addition to being elected by the shareholders, our four (4) nominees would also offer independence, relevant experience, necessary skill sets, fresh perspectives and, importantly, a shared goal of maximizing value for all of Parks!’ shareholders. The individuals that we have nominated are highly motivated, capable, and ready to serve the best interests of all shareholders of Parks!. If our Nominees do not win a majority of the Board seats at the Annual Meeting, we are concerned the current Board is unlikely to bring about the change needed to help Parks! reach the potential we believe it has for growth.

The Board is currently composed of six (6) directors and one (1) vacant Board seat. You may vote for up to seven (7) directors in total. Through the attached Proxy Statement and enclosed BLUE universal proxy card, we are soliciting proxies to elect our four (4) nominees. If you vote for all four (4) Focused Nominees, you may also vote for or against up to three (3) of the Company’s six (6) nominees, none of whom we recommend or oppose. This gives shareholders who wish to vote for our nominees the ability to vote only for the Focused Nominees, or for up to a full slate of seven (7) nominees in total. Shareholders are permitted to vote for fewer than seven (7) nominees or for any combination (up to seven (7) total) of the Focused Nominees and the Company’s nominees on the BLUE universal proxy card. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s nominees. Your vote to elect our nominees will have the legal effect of changing control of the Company at the Board level if all four (4) of our nominees are elected. We would then constitute a new majority of the Board.

PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

DATED MAY 3, 2024

Focused Compounding and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to seven (7) nominees on Focused Compounding’s enclosed BLUE universal proxy card. Any shareholder who wishes to vote for any combination of our nominees and the Company’s nominees may do so on Focused Compounding’s BLUE universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. In any case, we recommend that you vote in favor of our nominees, who we believe are most qualified to serve as directors in order to achieve a Board composition that we believe is in the best interest of all shareholders.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed BLUE universal proxy card today. The attached Proxy Statement and the enclosed BLUE universal proxy card are first being furnished to shareholders on or about [●], 2024.

If you have already voted for the incumbent management slate on the Company’s universal proxy card, you can change your vote by signing, dating, marking your vote, and returning a later dated BLUE universal proxy card or by voting virtually at the Annual Meeting. Any earlier voted proxies will then be disregarded.

If you have any questions or require any assistance with your vote, please contact InvestorCom LLC (“InvestorCom”), which is assisting us, at its address, toll-free number, or e-mail address listed below.

Thank you for your support,

/s/ Andrew Kuhn
Focused Compounding Fund, LP

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of the Focused Compounding Group’s proxy materials, please contact InvestorCom at the address, phone numbers, or e-mail address listed below.

InvestorCom
19 Old Kings Highway S.
Suite 130
Darien, CT 06820

Shareholders may call toll-free: (877) 972-0090
Banks and brokers call: (203) 972-9300

E-mail: Proxy@investor-com.com

3

PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

DATED MAY 3, 2024

ANNUAL MEETING OF SHAREHOLDERS

OF

PARKS! AMERICA, INC.

PROXY STATEMENT

OF

FOCUSED COMPOUNDING FUND, LP

PLEASE SIGN, DATE, AND MAIL THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY

Focused Compounding Fund, LP, a Delaware limited partnership (“Focused Compounding” or “we”) is the largest shareholder of Parks! America, Inc., a Nevada corporation (“Parks!” or the “Company”). We beneficially own 29,110,150 shares of the Company’s common stock, $0.001 par value per share (the “Common Stock”). We strongly believe that the Company’s board of directors (the “Board”) must be meaningfully reconstituted with directors who have the perspectives, skills, and expertise to ensure that the Company is being run with a view toward maximizing shareholder value. To that end, we have nominated four (4) highly qualified nominees who have strong backgrounds and who are committed to fully exploring all opportunities to enhance shareholder value. This Proxy Statement and the enclosed BLUE universal proxy card are first being furnished to shareholders on or about [●], 2024.

We seek your support at the annual meeting of shareholders, which is scheduled to be held virtually via live audio webcast at www.cesonlineservices.com/prka24_vm on Thursday, June 6, 2024 at 10:00 a.m. Eastern Time (including any and all adjournments, postponements, continuations, or reschedulings thereof, or any other meeting of shareholders held in lieu thereof) (the “Annual Meeting”). To participate in the Annual Meeting, you must pre-register at www.cesonlineservices.com/prka24_vm by 10:00 a.m. Eastern Time on June 4, 2024.

We are seeking your support at the Annual Meeting for the following purposes:

1.	To vote for the election of our four (4) nominees to the Board for a one-year term, each ending at the 2025 annual meeting of shareholders (the “2025 Annual Meeting”) or until his or her successor has been duly elected and qualified, or until such director’s death, resignation, or removal as follows:

●	“FOR” Focused Compounding’s four (4) director-nominees (the “Focused Nominees”):

(i)	Geoff Gannon
(ii)	Andrew Kuhn
(iii)	Jacob McDonough
(iv)	Ralph Molina

●	If you vote for all four (4) Focused Nominees, you may also vote for or against up to three (3) Company nominees, none of whom we recommend or oppose. Shareholders are permitted to vote for fewer than seven (7) nominees or for any combination (up to seven (7) in total) of the Focused Nominees and the Company’s nominees on the BLUE universal proxy card.

2.	To vote on management’s proposal to ratify the selection of GBQ Partners LLC (“GBQ”) as the Company’s independent registered public accounting firm for the fiscal year ending September 29, 2024;

3.	To vote on management’s proposal to approve, on a non-binding advisory basis, the compensation of the named executive officers (a “Say-on-Pay” vote) as disclosed pursuant to Item 402 of Regulation S-K in reports filed with the U.S. Securities and Exchange Commission (“SEC”);

4.	To vote on management’s proposal to approve, on an advisory basis, whether the Say-on-Pay vote to approve executive compensation occurs every one, two, or three years; and

5.	To vote on a proposal to repeal any amendments made by the Board to the Company’s bylaws dated as of June 12, 2012.

The Company has disclosed that the Annual Meeting will be held virtually via live audio webcast at www.cesonlineservices.com/prka24_vm. You may only participate in the virtual meeting by registering in advance at www.cesonlineservices.com/prka24_vm prior to the deadline of 10:00 a.m. Eastern Time on June 4, 2024.

Registered Shareholders

According to the Company’s proxy statement, if you are a registered shareholder (i.e., you hold your shares through the Company’s transfer agent, Securities Transfer Corporation), you may register to participate in the Annual Meeting virtually on the Internet by going to the website www.cesonlineservices.com/prka24_vm by no later than 10:00 a.m. Eastern Time on June 4, 2024. Please follow the instructions on the Company’s proxy card or other proxy materials that you received, which include a digit control number that you will need in order to complete your registration request. After completing the registration request, you should receive a confirmation e-mail with a link and instructions for accessing the Annual Meeting.

Beneficial Shareholders

If you hold your shares through an intermediary, such as a bank, broker, or other nominee, you must register in advance to participate in the Annual Meeting virtually on the Internet by going to the website www.cesonlineservices.com/prka24_vm by no later than 10:00 a.m. Eastern Time on June 4, 2024. To register to participate in the Annual Meeting virtually, you must first obtain a legal proxy from your bank, broker, or other nominee, or other communication containing your control number and follow the instructions to complete your registration request. After completing the registration request, you will receive a confirmation e-mail with a link and instructions for accessing the Annual Meeting.

Electronic entry to the Annual Meeting will begin at 9:30 a.m. Eastern Time, on June 6, 2024, but you should allow ample time for the online check-in procedures.

The Board is currently composed of six (6) directors with one (1) vacant seat. All seven (7) director seats will be elected at the Annual Meeting.

Through the attached Proxy Statement and enclosed BLUE universal proxy card, we are soliciting proxies to elect the four (4) Focused Nominees. If you vote for all four (4) Focused Nominees, you may also vote for or against up to three (3) Company Nominees. Shareholders are permitted to vote for fewer than seven (7) nominees or for any combination (up to seven (7) total) of the Focused Nominees and the Company’s nominees on the BLUE universal proxy card.

Focused Compounding and Parks! will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to seven (7) nominees on Focused Compounding’s enclosed BLUE universal proxy card. Any shareholder who wishes to vote for up to three (3) Company nominees in addition to voting for all four (4) of the Focused Nominees may do so on Focused Compounding’s BLUE universal proxy card. Shareholders are permitted to vote for fewer than seven (7) nominees or for any combination (up to seven (7) total) of the Focused Nominees and the Company’s nominees on the BLUE universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the Focused Nominees will have the legal effect of changing control of the Company at the Board level if all four (4) of our nominees are elected. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Focused Nominees are elected. The names, backgrounds, and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. The Focused Nominees will serve on the Company’s Board if elected regardless of whether any Company Nominee is elected.

Focused Compounding urges shareholders to use our BLUE universal proxy card to vote “FOR” all of the Focused Nominees. We make no recommendation to vote for or against any Company Nominee.

IF YOU MARK FEWER THAN SEVEN (7) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR BLUE PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE FOUR (4) FOCUSED NOMINEES (GEOFF GANNON, ANDREW KUHN, JACOB MCDONOUGH, AND RALPH MOLINA) ONLY AND “AGAINST” THE OTHER CANDIDATES. IMPORTANTLY, IF YOU MARK MORE THAN SEVEN (7) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, AND IT IS NOT CORRECTED, ALL OF YOUR VOTES ON PROPOSAL 1 REGARDING NOMINEES WILL BE DISREGARDED.

The Company has set the close of business on May 13, 2024 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The address of the principal executive offices of the Company is 1300 Oak Grove Road, Pine Mountain, GA 31822. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, there are 75,726,851 shares of Common Stock issued and outstanding.

As of the date hereof, Focused Compounding beneficially owns 29,110,150 shares of Common Stock (the “Focused Compounding Shares”), representing approximately 38.44% of the issued and outstanding shares of Common Stock. We intend to vote all such shares FOR the election of the Focused Nominees (Geoff Gannon, Andrew Kuhn, Jacob McDonough, and Ralph Molina), AGAINST the election of the Company nominees, FOR the appointment of GBQ as the Company’s independent registered public accountants for 2024, AGAINST approval of the advisory vote on the compensation of the Company’s named executive officers, ONE YEAR under the advisory vote on the frequency of future advisory votes to approve the Company’s executive compensation, as described herein, and FOR the repealing of any amendments made by the Board to the Company’s bylaws dated as of June 12, 2012.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed BLUE universal proxy card today. This Proxy Statement and the enclosed BLUE universal proxy card are first being mailed to shareholders on or about [●], 2024.

THIS SOLICITATION IS BEING MADE BY FOCUSED COMPOUNDING AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH FOCUSED COMPOUNDING IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

FOCUSED COMPOUNDING URGES YOU TO SIGN, DATE, AND RETURN THE BLUE UNIVERSAL PROXY CARD IN FAVOR OF THE ELECTION OF THE FOCUSED NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, MARKING, AND RETURNING THE ENCLOSED BLUE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE universal proxy card are available at www.prkaproxyfight.com.

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Focused Compounding urges you to sign, date, and return the enclosed BLUE universal proxy card today to vote FOR the election of the Focused Nominees and in accordance with Focused Compounding’s recommendations on the other proposals on the agenda for the Annual Meeting.

●	If you are a record holder such that your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Focused Compounding, c/o InvestorCom, LLC (“InvestorCom”) in the enclosed postage-paid envelope today. Shareholders also have the following three options for authorizing a proxy to vote shares registered in their name:

○	Via mail at the address stated on the BLUE proxy card. A completed BLUE Proxy Card returned by mail must be received at the address stated on the BLUE Proxy Card by June 6, 2024;

○	Via the Internet at www.cesonlineservices.com/prka24_vm at any time prior to 11:59 p.m. (Eastern Time) on June 5, 2024, and following the instructions provided on the BLUE universal proxy card; or

○	By telephone, by calling (877) 972-0090 at any time prior to 11:59 p.m. (Eastern Time) on June 5, 2024, and following the instructions provided on the BLUE universal proxy card.

●	If your shares of Common Stock are held in street name by a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee, or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions other than on routine matters, and none of the proposals for the Annual Meeting are considered routine.

●	Depending upon your broker or custodian, you should be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed BLUE voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating, and returning the enclosed BLUE voting instruction form in the enclosed pre-paid return envelope.

●	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your BLUE proxy card by mail, internet, or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

Because Focused Compounding is using a “universal” proxy card containing all four (4) of the Focused Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. Focused Compounding strongly urges you NOT to sign or return any white proxy cards or voting instruction forms that you may receive from the Company. Even if you return the white management proxy card marked “against” the incumbent directors, it will revoke any proxy card you may have previously sent to us.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of the Focused Compounding Group’s proxy materials, please contact InvestorCom at the phone numbers or e-mail address listed below.

InvestorCom
19 Old Kings Highway S.
Suite 130
Darien, CT 06820

Shareholders may call toll-free: (877) 972-0090
Banks and brokers call: (203) 972-9300

E-mail: Proxy@investor-com.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation starting in early 2020, when Focused Compounding first acquired Company Common Stock:

●	Focused Compounding is a long-term shareholder of the Company, and first acquired Common Stock in January 2020, purchasing 12,729,271 shares of Common Stock in a series of two open market purchases and three private transactions, representing 17.01% of the Company’s issued and outstanding Common Stock as of December 5, 2019.

●	Focused Compounding acquired 16,012,700 additional shares of Company Common Stock from former Company CEO and Board member, Dale Van Voorhis on December 14, 2023, bringing the total number of shares owned to 29,110,150, representing approximately 38.5% of the Company’s issued and outstanding Common Stock at the time.

●	On December 19, 2023, we had a meeting with the Company’s CEO, Lisa Brady, and CFO, Todd White, during which we discussed our concerns, including our concerns about Ms. Brady leading Parks! as CEO.

●	Focused Compounding submitted a December 22, 2023 letter to the Company demanding that the Company hold a special meeting of shareholders (the “Special Meeting”) to remove all seven (7) directors on the Company’s Board and replace them with three (3) new directors.

●	The Company’s CEO, Lisa Brady, sent a public letter to Mr. Kuhn on December 22, 2023, in response to Focused Compounding’s letter addressed to the Company’s Board dated December 18, 2023. The public letter contained a request to schedule a meeting to continue the dialogue between Focused Compounding and the Company.

●	Focused Compounding filed a contested preliminary proxy statement with the SEC on January 4, 2024 in connection with the Special Meeting in order to solicit votes to remove all seven (7) directors from the Board and replace them with three (3) new directors.

●	Focused Compounding published an open letter to the Company’s Board on January 8, 2024, emphasizing that directors of public reporting companies, including Parks!, should be elected annually.

●	On January 16, 2024, Lisa Brady sent us a letter suggesting that we cancel our Special Meeting, which we declined to do because we believed that the shareholders should have the opportunity to elect directors and choose the leaders of their company.

●	The Company disclosed on January 16, 2024 that, for the first time in fourteen years, the Company would hold an annual meeting on June 6, 2024.

●	On January 18, 2024, Focused Compounding issued an open letter to the Board of Parks! outlining that we would proceed with the Special Meeting.

●	On January 19, 2024, the Company adopted a “poison pill,” preventing any additional purchases by Focused Compounding. The poison pill would be triggered if Focused Compounding acquires even one additional share of Common Stock without the Board’s prior approval. This did not deter us from proceeding with the Special Meeting.

●	On January 26, 2024, Focused Compounding delivered a nomination letter to the Company providing notice that Focused Compounding intends to nominate four (4) director-nominees for election to the Board at the Annual Meeting, and that Focused Compounding intends to solicit votes in support of its nominees: (i) Geoff Gannon, (ii) Andrew Kuhn, (iii) Jacob McDonough, and (iv) Ralph Molina.

●	On January 26, 2024, we filed our definitive contested proxy statement with the SEC in connection with the Special Meeting.

●	On January 29, 2024 we announced that we were nominating Jacob McDonough as a nominee for the Annual Meeting. That same day we announced that we had established a website in connection with the Special Meeting.

●	Focused Compounding released its business management plan for the Company. This business plan included: (i) improving operations, (ii) decentralizing management, (iii) incentivizing local managers and frontline employees by creating monthly park-by-park bonus pools for all park employees, (iv) hiring a new ad agency, (v) improving capital allocation, (vi) obtaining an appraisal and liquidation analysis for two of the parks, (vii) working with a bank, (viii) addressing capital expenditures, (ix) improving investor relations, (x) a reverse stock split, (xi) reporting on progress by hosting quarterly earnings calls with investors, and (xii) holding an annual shareholder meeting.

●	The Company finally filed its definitive proxy statement for the Special Meeting on February 12, 2024, which was the first time the record date and meeting links were disclosed by the Company.

●	Focused Compounding Fund, LP published an episode on its investing podcast addressing the Parks! America, Inc. Special Meeting and made additional social media posts regarding the Special Meeting on February 13, 2024.

●	On February 26, 2024, the Company held the Special Meeting. A majority of votes cast at the Special Meeting were voted to remove all seven (7) directors from the Board and replace them with our slate of three (3) nominees. The incumbent directors were not removed only because Nevada law required a two-thirds supermajority of votes for the Special Meeting, but the message was clear: a majority of shareholders who participated in the Special Meeting wanted to remove the entire Board and replace them with our nominees.

●	On February 27, 2024, John Gannon voluntarily resigned from the Board.

●	On February 28, 2024, in response to a belief that management was seeking to raise capital, Focused Compounding delivered a letter to the Company, offering to purchase shares of the Company’s Common Stock in a private offering at a 10%-20% discount from current market price to support the Company’s capital needs in the event that the Company decided to raise capital.

●	On March 1, 2024, to prevent the Company’s private sale of Common Shares at a significantly below market price which would have been highly dilutive to all shareholders, Focused Compounding filed a complaint directly and derivatively against the Company and its directors in the Eighth Judicial District Court of Clark County, Nevada seeking, inter alia, a temporary restraining order and preliminary injunction.

●	Focused Compounding was granted a temporary restraining order on March 4, 2024 to prevent the company from issuing shares in a below market dilutive transaction, which was dissolved without converting into a preliminary injunction on March 15, 2024. Focused Compounding’s complaint against the Company and its directors remains pending, and a response to the complaint by the Company and its directors is due April 23, 2024.

●	The temporary restraining order enjoined the company through March 15, 2024 from: (i) entering into any transaction regarding the issuance or sale of stock without first approaching Focused Compounding to determine whether it is willing to purchase Company stock on terms more favorable than those offered to or considered by the Company; (ii) generally causing an amendment to any provision of the Company’s bylaws that is applicable to the Annual Meeting without first seeking leave of the court; and (iii) changing the June 6, 2024 date of the Annual Meeting without first seeking leave of the court.

●	On April 2, 2024, we issued a press release containing a public letter to Parks!’ Board about Lisa Brady, raising a number of concerns we have about Lisa Brady’s tenure as CEO and the need for change.

●	Focused Compounding sent Parks! a proposal letter on April 5, 2024, notifying the Company of its intent to present the Bylaw Amendment Proposal at the Annual Meeting to ensure no actions were taken by the Board to block a fair opportunity for shareholders to finally have an opportunity to vote at an annual meeting.

REASONS FOR THE SOLICITATION

We believe boards of public reporting companies, including Parks!, should be elected annually with the board filling vacancies only as the exception, not the rule, and then only until the next annual meeting, but Parks! has not held an election of directors since October 2010 – 14 years ago.

Focused Compounding made its views clear in an open letter to the Company’s Board on January 8, 2024 that directors of public reporting companies should be elected annually. At the time of that letter, a majority of the Company’s directors were unelected. Specifically, only Dale Van Voorhis, Jeffrey Lococo, and Charles Kohnen were elected at Parks!’ last annual meeting, which took place on October 19, 2010. While a majority unelected Board was empaneled, that Board ousted Mr. Van Voorhis, its former Chief Executive Officer (“CEO”) and appointed Lisa Brady, the Company’s current CEO.

Elections are not only required by law, but they are an essential part of corporate governance and a mainstay of democracy generally. Despite this, Parks! has failed to hold a single election for nearly 14 years. Even the upcoming Annual Meeting was not scheduled until after we called a special meeting for the purpose of removing the current Board and electing our own slate of directors. That meeting took place on February 26, 2024, and a majority of the votes cast sent a clear message to the Company; namely, remove Parks!’ existing Board and install Focused Compounding’s nominees. Because the voting standard under Nevada law for that special meeting required a two-thirds supermajority, the Company’s directors were not removed at that time.

The day after that February vote at the Special Meeting, on February 27, 2024, John Gannon voluntarily resigned from the Board, which the Company disclosed in a Current Report on Form 8-K filed with the SEC on March 1, 2024. Other than Mr. Van Voorhis, the remaining directors remained on the Board and have decided to stand for election at the Annual Meeting.

It’s been long enough. Parks! has for nearly 14 years conducted business and availed itself of the public capital markets of the United States without holding up its end of the bargain. Public reporting companies and their boards are supposed to be accountable to their shareholders. Parks! is not. Parks! hasn’t been accountable to its shareholders for a long time.

Now that the specter of shareholder accountability lurks, Parks! and its remaining directors are doing everything they can to retain control of the Board. On January 22, 2024, the Company announced in a Current Report on Form 8-K that it had enacted a “poison pill” that would engage if Focused Compounding acquired even one additional share of Common Stock from that date forward without the Board’s prior approval. To do this, the Company hired expensive advisors to help avoid losing control of the Board. We don’t believe this is how to lead a public company.

It’s time for a meaningful change. Unlike the current Board, we will hold elections for the sake of elections, not to save face. We will conduct a serious search for the best executive team available to us and make decisions for the financial benefit of shareholders. This is how every public reporting company is supposed to conduct itself, but it’s something the current Board has stood against for many years now. We will fix that.

We believe that Lisa Brady is not the right CEO for Parks! and that we will find a good replacement.

On April 2, 2024, we issued a press release containing a letter to Parks!’ Board about Lisa Brady. Our stance is clear: She’s not a good fit for Parks!. Ms. Brady lacks operational experience. She also hasn’t worked for Parks! or at any theme park in general, on site, in a way that allowed her to see how things unfold at a theme park. Such operations are specific. There are tickets, guests, animals, various properties, facilities issues, and the like. Dealing with all of that every day provides key insights that Ms. Brady simply lacks.

We also have concerns about the process by which Ms. Brady was appointed to the Board and as CEO. Prior to her tenure, Dale Van Voorhis was the Company’s CEO for more than a decade (2011 – 2022). He was (and is) an experienced amusement park operator who has worked in the Company’s industry for more than five (5) decades. Ms. Brady was appointed to the Board on November 12, 2021. The Board then formed a strategic growth committee on May 31, 2022. Although unusual to us, Ms. Brady wrote the strategic growth committee’s charter. The Company explained in a Current Report on Form 8-K filed with the SEC on June 1, 2022 that the strategic growth committee was formed to conduct “the recruitment of the Company’s new CEO” while Dale continued to act as interim CEO. Then roughly six (6) months later, the Company announced in a Current Report on Form 8-K filed November 14, 2022 that Ms. Brady was appointed as the Company’s new CEO pursuant to a five (5) year contract.

During Ms. Brady’s tenure, shareholders have not benefitted. Performance has been weak. Two (2) of the Company’s three (3) parks have continued to lose money. And a majority of votes cast at the special meeting were in favor of removing Ms. Brady from the Board.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board is currently composed of six (6) directors, each with a term expiring at the Annual Meeting, and one (1) vacant seat. We are seeking your support at the Annual Meeting to elect our four (4) Focused Nominees: Geoff Gannon, Andrew Kuhn, Jacob McDonough, and Ralph Molina, for terms ending at the 2025 annual meeting. Your vote to elect the Focused Nominees will have the legal effect of changing control of the Company at the Board level if all four (4) of our nominees are elected.

The effect of a change of Board control would be that the directors who now comprise a majority of the Board will no longer comprise such majority. Instead, if all of the Focused Nominees are elected at the Annual Meeting, they will comprise the new Board majority. Such majority would enable the Focused Nominees to approve matters at the Board level requiring majority Board approval. Under the Nevada Revised Statutes, an act of directors holding a majority of the voting power constitutes an act of the Board if a quorum is present at a duly assembled Board meeting. With a majority Board vote, the Focused Nominees would be empowered to, inter alia, remove and replace executive officers of the Company, including the Company’s chief executive officer, as well as to make other Board decisions.

If you vote for all four (4) Focused Nominees, you may also vote for or against up to three (3) of the Company’s six (6) nominees, none of whom we recommend or oppose. Shareholders are permitted to vote for fewer than seven (7) nominees or for any combination (up to seven (7) total) of the Focused Nominees and the Company’s nominees on the BLUE universal proxy card. The names, backgrounds, and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. This gives shareholders who wish to vote for our nominees the ability to vote for only for the Focused Nominees, or for up to a full slate of seven (7) nominees in total. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director-nominees other than the Company’s nominees.

We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director-nominees other than the Company’s nominees.

THE FOCUSED COMPOUNDING NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of the Focused Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes, and skills that led us to conclude that the Focused Nominees should serve as directors of the Company are also set forth below. This information has been furnished to us by the Focused Nominees. Each of the Focused Nominees is a citizen of the United States of America.

Geoff Gannon, age 38, is the Portfolio Manager at Focused Compounding Fund, LP, and has served in that position since 2020. Prior to launching the Focused Compounding Fund, LP in 2020, Geoff served as the Portfolio Manager of Focused Compounding Capital Management, LLC, a separately managed accounts firm that was launched in 2018 and is still active today, and is the general partner of Focused Compounding Fund, LP. Mr. Gannon has served as the Portfolio Manager of Focused Compounding Capital Management, LLC since 2018 and continues to serve in such capacity today. Mr. Gannon is also a managing member of Focused Compounding Capital Management, LLC. Focused Compounding Fund, LP and Focused Compounding Capital Management, LLC are together a hedge fund investment firm. Mr. Gannon has no relation to John Gannon, who until February 29, 2024, sat on the Board of the Company. Neither Focused Compounding Fund, LP nor Focused Compounding Capital Management, LLC is a parent, subsidiary, or other affiliate of the Company. Since 2005, Mr. Gannon has been writing and sharing information on numerous topics surrounding value investing. Since 2018, Mr. Gannon has regularly produced a podcast jointly with Mr. Kuhn on which they efficiently and effectively explain investment strategy to their followers who look to them for in-depth but understandable advice. We believe that Mr. Gannon’s experience in managing financial investment organizations, managing portfolios, and his more than twenty years of experience researching and investing would make him a valuable addition to the Board. Based on his extensive experience in the area, he would be able to effectively engage with existing company structures and personnel to formulate plans for improvement and growth, as well as implement strategies as a trusted advisor.

The principal business address of both Focused Compounding Fund, LP and Focused Compounding Capital Management, LLC is 3838 Oak Lawn Ave Suite 1000, Dallas, TX 75219-451.

Mr. Gannon owns no Company stock of record and has no transactions in securities of the Company during the past two years. He beneficially owns 29,110,150 Common Shares through his position as a managing member of Focused Compounding Capital Management, LLC, the general partner of Focused Compounding Fund, LP. Focused Compounding owns 38.44% of Parks!.

Andrew Kuhn, age 28, is a Managing Member of Focused Compounding Capital Management, LLC, the general partner of Focused Compounding Fund, LP, and the Operations Manager at Focused Compounding Fund, LP, and has served in such position since 2020. Prior to launching the Focused Compounding Fund, LP in 2020, Andrew served as the Operations Manager of Focused Compounding Capital Management, LLC, a separately managed accounts firm that was launched in 2018 and is still active today, and as stated above, is the general partner of Focused Compounding Fund, LP. Mr. Kuhn has served as the Operations Manager of Focused Compounding Capital Management, LLC since 2018 and continues to serve in such capacity today. Neither Focused Compounding Fund, LP nor Focused Compounding Capital Management, LLC is a parent, subsidiary, or other affiliate of Parks! America, Inc. Through his X (formerly known as Twitter) account, Mr. Kuhn regularly engages with over 40,000 users and provides key insight and thoughts on investment and business strategies. Since 2018, Mr. Kuhn has regularly produced a podcast jointly with Geoff Gannon on which they efficiently and effectively explain investment strategy to their followers who look to them for in-depth but understandable advice. We believe that Mr. Kuhn’s experience in managing financial investment organizations, co-founding robust investment organizations, and his experience researching and sharing investment strategy would make him a valuable addition to the Board. Based on his experience, he would be able to engage with existing company structures and personnel to formulate and effectively communicate a plan for continued business health and growth.

The principal business address of both Focused Compounding Capital Management, LLC and Focused Compounding Fund, LP is 3838 Oak Lawn Ave Suite 1000, Dallas, TX 75219-451.

Mr. Kuhn owns no Company stock of record and has no transactions in securities of the Company during the past two years. He beneficially owns 29,110,150 Common Shares through his position as a managing member of Focused Compounding Capital Management, LLC, the general partner of Focused Compounding Fund, LP. Focused Compounding beneficially owns 38.44% of Parks!.

We believe that Mr. Kuhn would make a valuable addition to the Board. Focused Compounding Fund, LP’s transactions in securities of the Company during the past two years are provided on Schedule I below.

Jacob McDonough, age 32, is the Founder and Portfolio Manager of McDonough Investments, which was founded in 2021. McDonough Investments is a capital management firm that manages capital for clients as a registered investment adviser. From 2017 to 2021, Mr. McDonough served as an investment analyst for New Constructs, LLC, an independent research technology firm that provides insights into the fundamentals and valuation of thousands of publicly traded businesses. During Mr. McDonough’s time at New Constructs, he reviewed and analyzed thousands of Forms 10-K and 10-Q to reverse accounting distortions and built reverse discounted cash flow models that gauge expectations implied in stock prices. Neither McDonough Investments nor New Constructs is a parent, subsidiary, or other affiliate of Parks! America, Inc. In 2014, Mr. McDonough earned a Bachelor of Arts in Finance from Michigan State University. Mr. McDonough produces content regarding complex financial topics to provide investors with key financial information in easy-to-understand formats. He is the author of “Capital Allocation: The Financials of a New England Textile Mill (1955-1985),” a book that covers Warren Buffett’s capital reallocation from a failing textile mill to other profitable companies during the early days of his control over Berkshire Hathaway. In addition, Mr. McDonough runs a podcast called “The 10-K Podcast” in which he analyzes prior annual reports for industry-leading companies. He also regularly posts blog articles with research and analysis. We believe that Mr. McDonough’s experience in capital management and financial analysis will allow him to maximize shareholder value as a director.

The principal business address of McDonough Investments is 1101 Van Ess Ave NW, Grand Rapids, MI 49504.

Mr. McDonough owns no Company stock of record or beneficially and has no transactions in securities of the Company during the past two years.

Ralph Molina, age 26, brings more than seven years of experience across investor relations, small business consulting, investment research, mergers and acquisitions, and venture capital. He currently serves as a Senior Investor Relations Analyst at The Cheesecake Factory (NASDAQ: CAKE), which has been Mr. Molina’s role since January 2024. The Cheesecake Factory, which is not a parent, subsidiary, or affiliate of Parks!, is a US-based cheesecake distributor and restaurant company with more than 300 locations worldwide. In this current role, Mr. Molina is responsible for executing all strategic and tactical elements of the investor relations program, from quarterly earnings to the Annual Shareholder Meeting. Additionally, he currently serves as an Advisor to the San Diego State University’s Aztec Consulting Program, an award-winning program that has served nearly one thousand small and medium sized businesses in the San Diego region, a role Mr. Molina has held since January 2024. From 2021 to 2023, Mr. Molina served as an Investor Relations Analyst at Edison International (NYSE: EIX), a public utility holding company. From 2019 to 2020, he served as a Deals Associate at PricewaterhouseCoopers, specializing in valuations related to mergers and acquisitions. From 2018 to 2019, he served as a Venture Capital Associate at University Growth Fund, investing in Airbnb and Postmates, among other companies. From 2017 to 2018, he served as the Founder and President of Business Consulting Group. Mr. Molina has a Bachelor of Science in Finance from San Diego State University. We believe that Mr. Molina’s experience in managing investor relations programs, valuing businesses related to investments, mergers and acquisitions, and developing strategic plans for small businesses would make him a valuable addition to the Board. Based on his experience, he would be able to engage with shareholders and existing company structures and personnel to formulate and effectively communicate a plan for continued business health and growth.

The principal business address of The Cheesecake Factory is 26901 Malibu Hills Road, Calabasas Hills, California 9130.

Mr. Molina owns no Company stock of record or beneficially and has no transactions in securities of the Company during the past two years.

The principal business address of Focused Compounding, Focused Compounding Capital Management, LLC, and Messrs. Gannon and Kuhn is 3838 Oak Lawn Ave Suite 1000, Dallas, TX 75219-451. Mr. McDonough’s principal business address is 1101 Van Ess Ave NW, Grand Rapids, MI 49504. Mr. Molina’s principal business address is 2010 3rd Street Unit 110, Santa Monica, CA, 90405.

Focused Compounding holds 29,110,150 shares of the Company’s Common Stock, representing approximately 38.44% of the Company’s issued and outstanding Common Stock, all of which shares are held directly by Focused Compounding. Of such shares, 28,890,879 shares are held of record, and the remaining 219,271 shares are held beneficially. Mr. Kuhn, Mr. Gannon, and Focused Compounding Capital Management, LLC also each beneficially own the same 29,110,150 Common Shares. Mr. McDonough and Mr. Molina do not beneficially own any Common Shares and have not within the past two years.

For transactions in securities of the Company during the past two years Focused Compounding Fund, LP, please see Schedule I attached hereto. All of the shares of Common Stock beneficially owned by Focused Compounding were purchased with Focused Compounding’s working capital, as shown on Amendment No. 5 to Focused Compounding’s Schedule 13D, filed with the SEC on March 4, 2024.

Each Nominee may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 29,110,150 shares of Common Stock owned in the aggregate by all of the Participants. Each Participant disclaims beneficial ownership of the shares of Common Stock that he, she, or it does not directly own.

We believe that each Focused Nominee presently is, and if elected as a director of the Company, each of the Focused Nominees would qualify as, an “independent director” within the meaning of (i) applicable Rules of Nasdaq set forth in the Nasdaq Manual regarding board composition, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Focused Nominee is a member of the Company’s compensation, nominating, or audit committee that is not independent under any such committee’s applicable independence standards.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Focused Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Focused Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Focused Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Focused Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Focused Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Focused Nominee is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Focused Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Focused Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Focused Nominee or any of his or her associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Focused Nominee or any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Focused Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Focused Nominee holds any positions or offices with the Company; (xiii) no Focused Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Focused Nominees has been employed in the past five years, is a parent, subsidiary, or other affiliate of the Company. There are no material proceedings to which any Focused Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Focused Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

Other than as set forth in this Proxy Statement (including the Schedules hereto), there are no agreements, arrangements, or understandings between Focused Compounding and the Focused Nominees or any other person or persons pursuant to which the nominations described herein are to be made.

If Focused Compounding is successful in obtaining shareholder approval for the election of all four (4) of the Focused Nominees at the Annual Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material agreements and contracts. Such a change of control may trigger certain change of control provisions or payments contained therein as described below.

We do not expect that the Focused Nominees will be unable to stand for election, but, in the event any Focused Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s Amended and Restated By-Laws (the “Bylaws”) and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Focused Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed BLUE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

Focused Compounding and Parks! will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Focused Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting. Shareholders are permitted to vote for fewer than seven (7) nominees or for any combination (up to seven (7) total) of the Focused Nominees and the Company’s nominees on the BLUE universal proxy card.

There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. Focused Compounding urges shareholders to vote using our BLUE universal proxy card “FOR” all of the Focused Nominees. We make no recommendation to vote for or against any Company Nominee.

Focused Compounding is not responsible for the accuracy of any information provided by or relating to Parks! or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Parks! or any other statements that Parks! or its representatives have made or may otherwise make.

IF YOU MARK FEWER THAN SEVEN (7) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR BLUE PROXY CARD WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE FOUR (4) FOCUSED NOMINEES (GEOFF GANNON, ANDREW KUHN, JACOB MCDONOUGH, AND RALPH MOLINA) ONLY AND “AGAINST” THE OTHER CANDIDATES. IMPORTANTLY, IF YOU MARK MORE THAN SEVEN (7) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, AND IT IS NOT CORRECTED, ALL OF YOUR VOTES ON PROPOSAL 1 REGARDING NOMINEES WILL BE DISREGARDED.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE FOCUSED NOMINEES ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD.

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF GBQ PARTNERS LLC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING SEPTEMBER 29, 2024

As discussed in further detail in the Company’s proxy statement, the Audit Committee has appointed GBQ Partners LLC (“GBQ”) as the Company’s independent registered public accountants for 2024. Although not required by law, this matter is being submitted to the shareholders for ratification as a matter of good corporate governance.

The text of the resolution which management intends to place before the Annual Meeting for approval is as follows:

“BE IT RESOLVED, that appointment of GBQ Partners LLC as the independent registered public accounting firm of the Company, is hereby approved and that the Company’s board of directors is authorized to fix the auditors’ remuneration.”

According to the Company’s proxy statement, ratification of the appointment of the Parks! independent registered public accountants requires the votes cast in favor of Proposal 2 to exceed the votes cast opposing Proposal 2.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF GBQ PARTNERS LLC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2024 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 3

ADVISORY (NON-BINDING) APPROVAL OF EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Audit Committee has appointed GBQ Partners LLC (“GBQ”) as the Company’s independent registered public accountants for 2024. Although not required by law, this matter is being submitted to the shareholders for ratification as a matter of good corporate governance.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, the Company is asking shareholders to indicate their support for the Company’s NEO compensation by voting FOR this advisory resolution at the Annual Meeting:

“RESOLVED, that the compensation paid to the Company’s NEOs, as disclosed in this Proxy Statement pursuant to the Securities and Exchange Commission’s executive compensation disclosure rules (which disclosure includes the “Compensation Discussion and Analysis” section, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.”

We believe that since the Board appointed Lisa Brady as CEO in November 2022, executive compensation has been poorly aligned and has consistently rewarded failure. As described above under the heading “Reasons for the Solicitation,” we note the questionable process by which Ms. Brady was involved in selecting herself as CEO though her membership on the strategic growth committee charged in 2022 with finding a new CEO. That same process fixed her compensation, and so we do not recommend approving it.

In Focused Compounding’s view, the Board continues to establish executive compensation schemes that reward shareholder value destruction and are misaligned with sustainable performance. We are, therefore, recommending that shareholders vote AGAINST this proposal.

FOR THESE REASONS, AMONG OTHERS, WE RECOMMEND SHAREHOLDERS VOTE “AGAINST” THE APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL 4

ADVISORY (NON-BINDING) VOTE ON THE FREQUENCY OF SAY-ON-PAY VOTES

As discussed in further detail in the Company’s proxy statement, shareholders are being asked to vote on management’s proposal to approve, on an advisory basis, whether the say-on-pay vote on executive compensation occurs every one, two, or three years. Shareholders will be able to specify one of four choices for this proposal on the proxy card: every year, every two years, every three years, or abstain. (Shareholders are not voting to approve or disapprove the Board’s recommendation.) The Company’s proposal is reproduced below:

Section 14A of the Exchange Act also requires the Company to solicit a non-binding advisory vote every six years by Company shareholders as to whether a non-binding shareholder advisory vote to approve the compensation of Company NEOs (a “Say-on-Pay” vote) should occur every one, two, or three years. Accordingly, the Company is soliciting a shareholder vote on the following resolution:

RESOLVED, that the highest number of votes cast by the shareholders of the Company for the option set forth below shall be the preferred frequency with which the Company is to hold a non-binding advisory vote on the approval of the compensation of its named executive officers included in the Proxy Statement:

●	Every one year, or
●	Every two years, or
●	Every three years.

This vote is an advisory vote only and will not be binding on the Company, the Board or the Compensation Committee, and will not be construed as overruling a decision by, or creating or implying any additional fiduciary duty for, the Company, the Board or the Compensation Committee. However, the Board and the Compensation Committee will consider the outcome of this vote when determining how often it should submit Say-on-Pay proposals to the shareholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION. WE INTEND TO VOTE OUR SHARES FOR “ONE YEAR” UNDER THIS PROPOSAL.

PROPOSAL 5

REPEAL OF ANY AMENDMENTS TO THE COMPANY’S BYLAWS DATED AS OF JUNE 12, 2012

We put forward the below proposal (the “Bylaw Restoration Proposal”) to prevent the existing Board from making amendments to the Bylaws filed with the SEC on July 16, 2012 ahead of the date of the Annual Meeting, and through the time voting results of the corresponding vote associated with this Proxy Statement are filed with the SEC. If passed, the Bylaw Restoration Proposal would repeal any such amendments by the existing Board to the existing bylaws that have taken place during this proxy solicitation. We are not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

RESOLVED: Repeal any provision of the Bylaws of Parks! America, Inc., as adopted on January 30, 2004 and as revised as of June 12, 2012 (the “Bylaws”), including any amendments thereto, in effect at the time this resolution becomes effective, which was not included in the Bylaws that were in effect as of June 12, 2012 and were filed with the SEC on July 16, 2012 to restore the Bylaws to their current form if the board of directors (the “Board”) of the Company attempts to amend them in any manner prior to completion of this proxy solicitation (the “Bylaw Restoration Proposal”).

To achieve that result, thereby avoiding confusion regarding the bylaws, we are soliciting your proxy to vote FOR the Bylaw Restoration Proposal.

WE URGE YOU TO VOTE “FOR” THE BYLAW RESTORATION PROPOSAL ON THE ENCLOSED BLUE PROXY CARD.

VOTING AND PROXY PROCEDURES

Each shareholder of record is entitled to one vote per share of Common Stock held on all matters submitted to a vote of shareholders. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, Focused Compounding believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the election of the Focused Nominees to the Board, “FOR” the ratification of the appointment of GBQ Partners LLC as the Company’s independent registered public accountants for 2024, “AGAINST” the non-binding advisory vote to approve executive compensation, “ONE YEAR” under the non-binding advisory vote on the frequency of future advisory votes to approve the Company’s executive compensation, “FOR” the repealing of any amendments made by the Board to the Company’s bylaws dated as of June 12, 2012, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

Focused Compounding and Parks! will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to seven (7) nominees on Focused Compounding’s enclosed BLUE universal proxy card. Any shareholder who wishes to vote for up to three (3) of the Company’s nominees in addition to all four (4) of the Focused Nominees may do so on Focused Compounding’s BLUE universal proxy card. Shareholders are permitted to vote for fewer than seven (7) nominees or for any combination (up to seven (7) total) of the Focused Nominees and the Company’s nominees on the BLUE universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

The Board is currently composed of six (6) directors, each with terms expiring at the Annual Meeting, with one (1) vacant seat. Shareholders will be able to elect seven (7) nominees at the Annual Meeting. Through the attached Proxy Statement and enclosed BLUE universal proxy card, we are soliciting proxies to elect the four (4) Focused Nominees.

Focused Compounding therefore urges shareholders using our BLUE universal proxy card to vote “FOR” all of the Focused Nominees. We make no recommendation to vote for or against any Company Nominee.

IF YOU MARK FEWER THAN SEVEN (7) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR BLUE UNIVERSAL PROXY CARD WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE FOUR (4) FOCUSED COMPOUNDING NOMINEES (GEOFF GANNON, ANDREW KUHN, JACOB MCDONOUGH, AND RALPH MOLINA) ONLY AND “AGAINST” THE OTHER CANDIDATES. IMPORTANTLY, IF YOU MARK MORE THAN SEVEN (7) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, AND IT IS NOT CORRECTED, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DISREGARDED.

VIRTUAL MEETING

According to the Company’s proxy statement, the Annual Meeting will be held online virtually via live audio webcast at www.cesonlineservices.com/prka24_vm. You may only participate in the virtual meeting by registering in advance at www.cesonlineservices.com/prka24_vm prior to the deadline of 10: 00 a.m. Eastern Time on June 4, 2024. Please have your voting instruction form, proxy card, or other communication containing your control number available and follow the instructions to complete your registration request. If you are a beneficial holder, you must obtain a “legal proxy” from your broker, bank, or other nominee to participate in the Annual Meeting. Upon completing registration, participants will receive further instructions via e-mail, including unique links that will allow them to access the meeting.

According to the Company’s proxy statement, pre-registered shareholders may log into the meeting platform beginning at 9:30 a.m. Eastern Time on June 6, 2024. We encourage you to log in prior to the meeting start time. The Company will have a support team ready to assist attendees with any technical difficulties they may have accessing or hearing the audio webcast of the meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting virtually or by proxy in order to legally conduct business at the meeting. For the annual meeting, the presence, virtually or by proxy, of holders of shares representing a majority of the votes entitled to be cast at the Annual Meeting constitutes a quorum.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” are not expected, but also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals, and accordingly no broker non-votes are expected to be received.

If you are a shareholder of record, you must deliver your vote by internet, telephone, or mail, or attend the Annual Meeting virtually and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via the BLUE universal proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors – Section 4.5 of the Company’s bylaws sets the voting standard for election of directors at a majority of votes cast by the shares entitled to vote in the election of directors. Abstentions are not considered votes cast for the foregoing purpose and will have no effect on the election of directors.

Ratification of Independent Registered Public Accounting Firm – Ratification of the appointment of the Parks! independent registered public accountants requires the votes cast in favor of Proposal 2 to exceed the votes cast opposing Proposal 2. Abstentions are not considered votes cast and therefore will have no effect on the outcome of the vote.

Advisory Vote on Executive Compensation – Votes cast in favor of Proposal 3 exceeding votes cast opposing Proposal 3 will constitute the shareholders’ non-binding approval with respect to the Company’s executive compensation programs. Abstentions will not be votes cast and therefore will have no effect on the outcome of the vote.

Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation – A plurality of the votes cast will constitute the shareholders’ non-binding approval to hold future advisory votes on executive compensation every one, two, or three years, such that the shareholders will be deemed to have approved the alternative that receives the most votes, even if that alternative receives fewer than a majority of the votes cast. Abstentions will not be votes cast and therefore will have no effect on the outcome of the vote.

Approval of the Bylaw Restoration Proposal – Votes cast in favor of Proposal 5 exceeding votes cast opposing Proposal 5 will constitute the shareholders’ approval with respect to Focused Compounding’s Bylaw Restoration Proposal. Abstentions will not be votes cast and therefore will have no effect on the outcome of the vote.

If you sign and submit your BLUE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Focused Compounding’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to the completion of voting at the Annual Meeting by attending the Annual Meeting and voting virtually (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy that is properly signed and dated will constitute a revocation of any earlier proxy. The revocation may be delivered either to Focused Compounding in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company’s corporate secretary (at 1300 Oak Grove Road, Pine Mountain, GA 31822, or any other address provided by the Company). Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Focused Compounding in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, InvestorCom may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Focused Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE FOCUSED COMPOUNDING NOMINEES TO THE BOARD, PLEASE SIGN, DATE, AND RETURN PROMPTLY THE ENCLOSED BLUE UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Focused Compounding. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person, and by advertisements.

We have retained InvestorCom for solicitation and advisory services in connection with solicitation relating to the Annual Meeting at an estimated fee of $75,000, and reimbursement of reasonable out-of-pocket expenses for its services to the Focused Compounding Group in connection with the solicitation. Arrangements will also be made with custodians, nominees, and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Stock held as of the Record Date for the Annual Meeting. The Focused Compounding Group will reimburse such custodians, nominees, and fiduciaries for reasonable expenses incurred in connection therewith. Members of the Focused Compounding Group will not be provided any additional compensation for the solicitation of proxies. It is anticipated that InvestorCom will employ approximately 25 persons to solicit shareholders for the Annual Meeting.

The Focused Compounding Group will pay all costs of the solicitation. The expenses incurred by the Focused Compounding Group to date in furtherance of, or in connection with, the solicitation is approximately $100,000. The Focused Compounding Group anticipates that its total expenses will be approximately $200,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with the solicitation. To the extent legally permissible, if the Focused Compounding Group is successful in its proxy solicitation, the Focused Compounding Group may seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. The Focused Compounding Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in the solicitation are anticipated to be Focused Compounding, Focused Compounding Capital Management, LLC and the Focused Nominees (each a “Participant” and collectively, the “Participants”). Each Focused Nominee is a citizen of the United States of America.

The principal business address of Focused Compounding, Focused Compounding Capital Management, LLC, and Messrs. Gannon and Kuhn is 3838 Oak Lawn Ave Suite 1000, Dallas, TX 75219-451. Mr. McDonough’s principal business address is 1101 Van Ess Ave NW, Grand Rapids, MI 49504. Mr. Molina’s principal business address is 2010 3rd Street Unit 110, Santa Monica, CA, 90405.

As of the date of this Proxy Statement, the Focused Compounding Group holds 29,110,150 shares of the Company’s Common Stock, representing approximately 38.44% of the Company’s issued and outstanding Common Stock, all of which shares are held directly by Focused Compounding. Of such shares, 28,890,879 shares are held of record, and the remaining 219,271 shares are held beneficially. Mr. Gannon, Mr. Kuhn, and Focused Compounding Capital Management, LLC also each beneficially own the same 29,110,150 Common Shares. Mr. McDonough and Mr. Molina do not beneficially own any Common Shares and have not within the past two years.

For transactions in securities of the Company during the past two years of Focused Compounding, please see Schedule I attached hereto. All of the shares of Common Stock beneficially owned by Focused Compounding were purchased with working capital, as shown on Amendment No. 5 to Focused Compounding’s Schedule 13D, filed with the SEC on March 4, 2024.

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her, or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her, or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five (5) years, is a parent, subsidiary, or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her, or its associates is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Focused Compounding is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Focused Compounding is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE universal proxy card will vote on such matters in their discretion.

Some banks, brokers, and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, InvestorCom, at the address set forth on the back cover of this Proxy Statement, or call toll free at (877) 972-0090. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Focused Compounding.

This Proxy Statement is dated [●], 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement, the deadline to submit a shareholder proposal for inclusion in the Company’s proxy materials for the 2025 Annual Meeting pursuant to Rule 14a-8 of the Exchange Act is December 24, 2024. The deadline to submit a shareholder proposal outside the processes of Rule 14a-8 of the Exchange Act for consideration by shareholders at the 2025 Annual Meeting is February 21, 2025, which is a reasonable time before the Company anticipates it will begin to send its proxy materials in connection with the 2025 Annual Meeting.

The deadline for providing notice of a solicitation of proxies in support of director nominees other than the Company’s nominees pursuant to Rule 14a-19 of the Exchange Act for the 2025 Annual Meeting is April 7, 2025.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the Company’s 2025 annual meeting of shareholders is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by Focused Compounding that such procedures are legal, valid, or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND OTHER IMPORTANT INFORMATION. SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

______________

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect the Focused Nominees by marking, signing, dating, and mailing the enclosed BLUE universal proxy card promptly.

Focused Compounding Fund, LP

[●], 2024

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

None of Focused Compounding Capital Management, LLC, Geoff Gannon, Andrew Kuhn, Jacob McDonough, or Ralph Molina have transacted Company Common Stock or other securities of the Company in the past two years. Other than as listed below, Focused Compounding Fund, LP has not transacted Company Common Stock or other securities of the Company in the past two years.

Bought/Sold	Number of Shares	Price per Share	Date
Bought	16,012,700	$0.2498	12/14/2023

I-28

PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

DATED MAY 3, 2024

SCHEDULE II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Company Stock

Other than as noted below, the following information is reprinted from the Company’s definitive Proxy Statement filed with the SEC on April 23, 2024:

The following table sets forth certain information relating to the ownership of Common Stock by (i) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our Common Stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, the information relates to these persons, and their beneficial ownership is stated as of April 23, 2024. Subject to applicable community property laws, each person has the sole voting and investment power with respect to the shares owned. The address of each beneficial owner is care of Parks! America, Inc., 1300 Oak Grove Road, Pine Mountain, Georgia 31822, unless otherwise set forth below that person’s name.

Name	Number of Shares Owned	Percent	Title
Lisa Brady	193,586	*	President, Chief Executive Officer and Director
Todd R. White	1,344,555	1.8%	Chief Financial Officer and Director
Dale Van Voorhis **	0	*	Director
Charles Kohnen	22,954,471	30.3%	Interim Chairman of the Board of Directors
Jeffery Lococo	673,928	*	Secretary and Director
Rick Ruffolo	78,722	*	Director
Directors and Officers as a Group (6 Persons)	25,288,968	33.4%
Focused Compounding Fund, LP***	29,110,150	38.5%

* Less than 1%

** Mr. Van Voorhis’ term expires at the conclusion of the Annual Meeting.

*** The principal business address of Focused Compounding Fund, LP is 3838 Oak Lawn Ave Suite 1000, Dallas, TX 75219-451.

IMPORTANT

Your vote is important. No matter how many or how few shares of Common Stock you own, please give Focused Compounding your proxy FOR the election of the Focused Nominees and in accordance with Focused Compounding’s recommendations on the other proposals on the agenda for the Annual Meeting by taking these steps:

●	SIGNING the enclosed BLUE universal proxy card;

●	DATING the enclosed BLUE universal proxy card; and

●	MAILING the enclosed BLUE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States);

●	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your BLUE universal proxy card.

OR

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee, or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you should be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating, and returning the enclosed BLUE universal voting form and returning it in the enclosed pre-paid return envelope.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom as set forth below.

InvestorCom
19 Old Kings Highway S.
Suite 130
Darien, CT 06820

Shareholders may call toll-free: (877) 972-0090
Banks and brokers call: (203) 972-9300

E-mail: Proxy@investor-com.com

2

PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

DATED MAY 3, 2024

PARKS! AMERICA, INC.

2024 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF FOCUSED COMPOUNDING FUND, LP AND THE OTHER PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF DIRECTORS OF PARKS! AMERICA, INC. IS NOT SOLICITING THIS PROXY

BLUE UNIVERSAL PROXY CARD

The undersigned appoints Geoff Gannon and Andrew Kuhn and each of them as attorneys and agents with full power of substitution to vote all shares of common stock of Parks! America, Inc. (the “Company”) that the undersigned would be entitled to vote if personally attending the 2024 annual meeting of shareholders of the Company scheduled to be held on June 6, 2024 at 10:00 a.m. Eastern Time, virtually via live audio webcast at www.cesonlineservices.com/prka24_vm (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Focused Compounding Fund, LP (“Focused Compounding”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE FOUR (4) FOCUSED NOMINEES IN PROPOSAL 1 (GEOFF GANNON, ANDREW KUHN, JACOB MCDONOUGH, AND RALPH MOLINA) ONLY AND “AGAINST” THE OTHER CANDIDATES, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, FOR “ONE YEAR” UNDER PROPOSAL 4, AND “FOR” PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Focused Compounding’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE.

PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

DATED MAY 3, 2024

BLUE UNIVERSAL PROXY CARD

[X] Please mark vote as in this example.

YOU MAY SUBMIT VOTES FOR UP TO SEVEN (7) NOMINEES. IF YOU MARK FEWER THAN SEVEN (7) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE FOUR (4) FOCUSED NOMINEES (GEOFF GANNON, ANDREW KUHN, JACOB MCDONOUGH, AND RALPH MOLINA) ONLY AND “AGAINST” THE OTHER CANDIDATES. IMPORTANTLY, IF YOU MARK MORE THAN SEVEN (7) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, AND IT IS NOT CORRECTED, ALL OF YOUR VOTES ON PROPOSAL 1 REGARDING NOMINEES WILL BE DISREGARDED.

1.	Election of our four (4) nominees to serve as directors to the Board for a one-year term ending at the Company’s next annual meeting of shareholders and until his or her successor has been duly elected and qualified, or until such director’s death, resignation, or removal.

FOCUSED COMPOUNDING NOMINEES	FOR	AGAINST	ABSTAIN
1(a) Geoff Gannon	☐	☐	☐
1(b) Andrew Kuhn	☐	☐	☐
1(c) Jacob McDonough	☐	☐	☐
1(d) Ralph Molina	☐	☐	☐

COMPANY NOMINEES	FOR	AGAINST	ABSTAIN
1(e) Lisa Brady	☐	☐	☐
1(f) Charles Kohnen	☐	☐	☐
1(g) Jeffery Lococo	☐	☐	☐
1(h) Rick Ruffolo	☐	☐	☐
1(j) Jon M. Steele	☐	☐	☐
1(j) Todd R. White	☐	☐	☐

FOCUSED COMPOUNDING STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE FOCUSED NOMINEES AND MAKES NO RECOMMENDATION WITH RESPECT TO THE COMPANY NOMINEES IN PROPOSAL 1.

2.	The Company’s proposal to ratify the appointment of GBQ Partners LLC as the Company’s independent registered public accountants for 2024.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

DATED MAY 3, 2024

FOCUSED COMPOUNDING INTENDS TO VOTE “FOR” THE RATIFICATION OF GBQ PARTNERS LLC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2024 BUT MAKES NO RECOMMENDATION REGARDING PROPOSAL 2.

3.	The Company’s proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

FOCUSED COMPOUNDING RECOMMENDS THAT SHAREHOLDERS VOTE “AGAINST” PROPOSAL 3.

4.	The Company’s proposal to approve, on a non-binding advisory basis, whether the say-on-pay vote on executive compensation occurs every one, two, or three years.

☐ ONE YEAR	☐ TWO YEARS	☐ THREE YEARS	☐ ABSTAIN

FOCUSED COMPOUNDING INTENDS TO VOTE FOR “ONE YEAR” ON THE FREQUENCY OF THE “SAY-ON-PAY” VOTE ON EXECUTIVE COMPENSATION BUT MAKES NO RECOMMENDATION REGARDING PROPOSAL 4.

5.	Focused Compounding’s proposal to approve the repeal of any amendment made by the Board to the Company’s bylaws dated as of June 12, 2012.

☐ FOR	☐ AGAINST	☐ ABSTAIN

FOCUSED COMPOUNDING RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL 5.

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.